Russ Gerrish Consulting
 (a Division of Westport Services Ltd.)
 12 Coach Side Place
Calgary, Alberta T3H 1A7
Ph. (403) 242-0509 · Fax (403) 246-3786

CERTIFICATE OF AUTHOR

Russell E. T. Gerrish, P.Eng.
12 Coach Side Place
Calgary, AB T3H 1A7
Tel: (403) 242-0509
Fax: (403) 246-3786
russ.gerrish@Westport-Ltd.com

I, Russell E. T. Gerrish, P.Eng., am a Professional Engineer, operating independently as Russ Gerrish Consulting and residing at 12 Coach Side Place in the City of Calgary in the Province of Alberta.

I am a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta. I graduated from the University of Calgary with a Bachelor of Science degree in Civil Engineering (With Distinction) in 1977.

I have practiced my profession continuously since 1977 in the field of aggregates, and have been involved throughout Western Canada in: aggregate mine planning and operations, property resource evaluations, acquisitions, reclamation planning, quality control, and expert witness testimony in aggregate matters.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

I am currently an independent Consulting Engineer and have been so since November 1988.

On September 17, 2003, I visited Muskeg Valley project and its environs near Fort McMurray, Alberta. I was responsible for the preparation of the aggregate section this report and for the review of matters related to the preliminary assessment (section 19) for the Muskeg Valley Project.

I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in this report and that the omission to disclose would make this report misleading.

I am independent of Birch Mountain Resources Limited in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-10 and Form 43-101FI and this report has been prepared in compliance with same.

Dated at Calgary, Alberta, this 2nd day of February, 2004.

s/ Russell E. T. Gerrish
Russell E. T. Gerrish, P.Eng.